China Xiangtai Food Co., Ltd.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

December 12, 2018

Via E-Mail

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	China Xiangtai Food Co., Ltd.
Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Submitted November 20, 2018 File No. 333-226990

Dear Sir/Madam:

We are in receipt of Staff’s comment on December 12, 2018 regarding the above referenced filing. As requested by the Staff, we have provided response to the question raised by the Staff. For your convenience, the summarized matter is listed below, followed by our response:

General

1.	It appears that this post-effective amendment was filed to update the financial information in your Form F-1, which last contained audited financial statements for the fiscal year ended June 30, 2017. As a continuous offering, Item 8.A. of Form 20-F requires the audited financial statements to not be more than 15 months old. Thus continuous offerings must be suspended during periods when the financial statements are not current. Please tell us whether you engaged in the offer or sale of your securities between October 1, 2018 and the present, during which time the financial statements in the prospectus were not current.

RESPONSE: We note the Staff’s comment, and in response thereto, respectively advise the Staff that we did not engage in any offer or sale of our securities between October 1, 2018 and the date hereof.

We hope this response has addressed all of the Staff’s comment. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
Name:	Zeshu Dai
Title:	Chief Executive Officer